Tempo Offices, Unit B2,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 9445 1006

Fax: + 618 9204 2383

Email: invest@missionnewenergy.com

8 March 2012

Mission NewEnergy Limited Announces Receipt of Notice of

Further Non-Compliance from Nasdaq

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT) today announced that Mission received a letter dated March 6, 2012 from The Nasdaq Stock Market ("Nasdaq") indicating that Mission is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”). The MVPHS for companies listed on the Nasdaq Global Market is US$15,000,000. Mission has until September 4, 2012 to regain compliance, unless its stock is delisted before such time for failure to meet the Minimum Market Value of Listed Securities (“MVLS”). Compliance will be regained if Missions MVPHS closes at US$15,000,000 or more for a minimum of ten consecutive business days.

This notification is in addition to the letter from the Nasdaq in September 2011 indicating that Mission was not in compliance with the MVLS, which required a minimum requirement of US$50,000,000, for at least 10 consecutive trading days by March 19, 2012.

As Mission is unable to regain compliance by March 19, 2012, it expects Nasdaq to provide written notification to Mission that Mission’s common stock will be subject to possible delisting. At that time, Mission may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualifications Panel.

In the interim Mission’s common stock will continue to trade on the Nasdaq Global Market under the symbol “MNEL”. However, its stock symbol will have an indicator of Nasdaq noncompliance. This letter also has no effect on the listing of Mission’s common stock on the Australian Stock Exchange, where it will continue to trade on the ASX under “MBT”.

- Announcement Ends -

About Mission

NewEnergy Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and a Jatropha plantation company and is moving downstream into palm oil processing.

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: + 1 (210) 841-5741

james@missionnewenergy.com